[redacted]

SECURITIES 08029536 N
W.

SEC
Mail Processing
Section

MAR 03 2008

Washington, DC
10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

CM

SEC FILE NUMBER
8- 48469

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 AND ENDING December 31, 2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **First China Capital, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
740 Swarthmore Avenue
(No and Street)

Pacific Palisades California 90272
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hui Wang (310) 459-8064
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Breard & Associates Inc., Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

9221 Corbin Avenue Suite 170 Northridge CA 91324
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 28 2008
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

TA
3/24

First China Capital, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
First China Capital, Inc.:

We have audited the accompanying statement of financial condition of First China Capital, Inc. (the Company) as of December 31, 2007, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First China Capital, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

First China Capital, Inc.
Statement of Financial Condition
December 31, 2007

Assets

Cash and cash equivalents	$	271,985
Marketable securities, at market		14,847
Furniture, equipment, and vehicles, net		19,650
Receivable from officer		83,700
Total assets	$	390,182

Liabilities & Stockholders' Equity

Liabilities		
Accounts payable		22,853
Salaries payable		83,146
Salaries taxes payable		14,736
Total liabilities		120,735
Stockholders' equity		
Common stock, no par value, 50,000,000 shares authorized, 780,000 issued and outstanding		330,435
Accumulated deficit		(60,988)
Total stockholders' equity		269,447
Total liabilities & stockholders' equity	$	390,182

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Income
For the Year Ended December 31, 2007

Revenues	
Commissions and fees	$ 725,762
Interest and dividends	11,539
Net dealer inventory and investment gains (losses)	5,610
Other income	35,000
Total revenues	777,911
Expenses	
Employee compensation and benefits	301,787
Professional fees	280,838
Communications	5,378
Taxes, other than income taxes	2,027
Other operating expenses	82,790
Total expenses	672,820
Net income (loss) before income tax provision	105,091
Income tax provision	800
Net income (loss)	$ 104,291

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2007

	Common Stock	Actumulated Deficit	Total
Balance at December 31, 2006	$ 330,435	$ (165,279)	$ 165,156
Net income (loss)	-	104,291	104,291
Balance at December 31, 2007	$ 330,435	$ (60,988)	$ 269,447

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Statement of Cash Flows
For the Year Ended December 31, 2007

Cash flow from operating activities:		
Net income (loss)		$ 104,291
Adjustments to reconcile net (loss) to net cash provided by (used in) operating activities:		
Depreciation	$ 1,675	
Provision for loss on accounts receivable	20,000	
Valuation of marketable securities to market	(5,610)	
(Increase) decrease in:		
Accounts receivable	7,500	
Prepaid income taxes	2,800	
(Decrease) increase in		
Account payable	22,853	
Salaries payable	83,146	
Salaries tax payable	14,680	
Total adjustments		147,044
Net cash provided by (used in) operating activities		251,335
Cash flows from investing activities:		–
Cash flows from financing activities:		
Receivable from officer	(34,008)	
Net cash provided by (used in) financing activities		(34,008)
Net increase (decrease) in cash and cash equivalents		217,327
Cash and cash equivalents at beginning of year		54,658
Cash and cash equivalents at end of year		$ 271,985

Supplemental disclosure of cash flow information

Cash paid during the period ended December 31, 2007	
Income taxes	$ –
Interest	$ –

The accompanying notes are an integral part of these financial statements.

First China Capital, Inc.
Notes to Financial Statements
December 31, 2007

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

First China Capital, Inc. (the "Company") was incorporated in the State of California on February 16, 1995. The Company is a registered broker/dealer in securities under the Securities and Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investors Protection Corporation ("SIPC").

The Company provides high quality medium sized Chinese growth companies access to the U.S. capital markets. The Company also arranges joint ventures between Chinese firms and U.S. firms in China. One of the Company's clients is responsible for 60% of its income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company includes money market accounts and CDs as cash equivalents.

Marketable securities are valued at market value. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in proprietary trading and investment accounts.. The securities are sold on a first in first out basis; however, certain securities are inventoried on a specific identification basis.

Accounts receivable are valued and reported at net realizable value. An allowance for doubtful accounts is considered necessary because probable uncollectible accounts are material.

Furniture, equipment and vehicles are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture, equipment and vehicles are depreciated over their estimated useful lives ranging from five (5) to seven years (7) years by the straight-line method

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: ACCOUNTS RECEIVABLE, NET

In the year ending December 31, 2006, management estimated that $40,000 of a $60,000 receivable that had been on the books since 2005 was not collectable. Accordingly, an allowance for doubtful accounts was set up to reveal this assessment. As of December 31, 2007, management has determined that the remaining $20,000 balance of the receivable is also uncollectible and has increased the amount of the allowance to reflect this. The $20,000 increase in the valuation account is entered as bad debt expense in other operating expenses.

As a result accounts receivable, net consists of the following:

Accounts receivable	$ 60,000
Less: Allowance for doubtful accounts	(60,000)
Accounts receivable, net	$ –

Note 3: RECEIVABLE FROM OFFICER

Receivable from officer represents an unsecured, non-interest bearing and due on demand loan. At December 31, 2007, the amount due is $83,700.

Note 4: MARKETABLE SECURITIES, AT MARKET

Marketable securities consist of NASD stocks with the fair market value of $14,847. The accounting for the mark-to-market on proprietary trading is included in income as investment gain (loss) of $5,610.

Note 5: FURNITURE, EQUIPMENT AND VEHICLES, NET

The furniture, equipment and vehicles are recorded at cost.

		Depreciable Life Years
Vehicles	$ 39,585	5
Furniture & equipment	3,111	5-7
	42,696	
Less: accumulated depreciation	(23,046)	
Furniture, equipment and vehicles, net	$ 19,650	

Depreciation expense for the year ended December 31, 2007, was $1,675.

Note 6: RELATED PARTY TRANSACTIONS

The Company occupies office space in the home of its major shareholder on a rent-free basis. If the company were charged a market rate of rent for the space it occupies, the difference would not be material to the financial statements.

Note 7: RETIREMENT PLAN

The Company maintains a Simplified Employee Pension ("SEP") plan covering all of its eligible employees. The SEP plan is discretionary and continuance of the plan is at the sole discretion of the Company. Under the terms of the plan, the firm made specified contributions of up to 25% of net compensation not to exceed the Federal limit of $45,000 per employee. These contributions are made on behalf of eligible employees as part of the overall compensation program of the Company. The funds are invested in tax-deferred retirement funds as chosen by each eligible employee. The Company recorded contributions of $45,000 for the year ended December 31, 2007.

Note 8: INCOME TAXES

The income tax provision for the year ended December 31, 2007, consists of the California Franchise Tax Board minimum tax of $800.

The Company has available at December 31, 2007, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $17,176 that expires as follows:

Expiration during year ended December 31,	Amount of used loss carry forwards
2020	$ 1,324
2021	107,508
2025	5,676
	$ 114,508

Note 9: COMMITMENTS AND CONTINGENCIES

Contingencies

The Company maintains several bank accounts at financial institutions. These accounts are insured either by the Federal Deposit Insurance Commission ("FDIC"), up to $100,000, or the Securities Investor Protection Corporation ("SIPC"), up to $500,000. At times during the year ended December 31, 2007, cash balances held in financial institutions were in excess of the FDIC and SIPC's insured limits. The Company has not experienced any losses in such accounts and management believes that it has placed its cash on deposit with financial institutions which are financially stable.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS

Accounting for Certain Hybrid Financial Instruments

In February 2006, the FASB issued Statement of Financial Accounting Standards No. 155 ("SFAS 155"), "Accounting for Certain Hybrid Financial Instruments, an amendment of FASB statements No. 133 and 140." The statement allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) as long as the entire instrument is valued on a fair value basis. SFAS 155 also resolves and clarifies other specific issues contained in SFAS 133 and 140. The statement is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after December 15, 2006. The adoption of SFAS 155 has not had a material impact upon the Company's financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Accounting for Uncertainty in Income Taxes

In June 2006, the FASB issued Financial Interpretation No. 48 ("FIN 48"), "Accounting for Uncertainty in Income Taxes - an Interpretation of FASB Statement No. 109" which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that the Company recognize in its financial statements the impact of a tax position if it is more likely than not that such position will be sustained on audit based on its technical merits. This interpretation also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The effective date of the provisions of FIN 48 for all nonpublic companies has been postponed to fiscal years beginning after December 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Fair Value Measurements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157 ("SFAS 157"), "Fair Value Measurements". The statement defines fair value, establishes a framework for measuring fair value in accordance with generally accepted accounting principles, and expands disclosures about fair value measurements. This Statement applies under other accounting pronouncements that require or permit fair value measurements, the Board having previously concluded in those pronouncements that fair value is a relevant measurement attribute. Accordingly, this Statement does not require any new fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect the pronouncement will have a material impact upon the Company's financial statements.

Retirement Plans

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements Nos. 87, 106, and 132(R)" ("SFAS 158"). SFAS 158 requires companies to recognize on a prospective basis the funded status of their defined benefit pension and postretirement plans as an asset or liability and to recognize changes in that funded status in the year in which the changes occur as a component of other comprehensive income, net of tax. The effective date of the pronouncement is a function of whether the Company's equity securities are traded publicly. If the entity has publicly traded securities, the effective date is for fiscal years ending after December 15, 2006. Entities without publicly traded securities must adopt the standard for fiscal years ending after June 15, 2007. Adoption of the new standard has not had a material effect on the Company's financial statements.

Note 10: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)

Fair Value Option

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159 ("SFAS 159"), "Fair Value Option for Financial Assets and Financial Liabilities-including an amendment of FASB Statement No. 115". SFAS 159 is expected to expand the use of fair value accounting but does not affect existing standards which require certain assets or liabilities to be carried at fair value. The objective of this pronouncement is to improve financial reporting by providing companies with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. Under SFAS 159, a company may choose at specified election dates, to measure eligible items at fair value and report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. SFAS 159 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is currently evaluating the impact of this statement, but does not expect that it will have a material impact upon the Company's financial statements.

Note 11: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2007, the Company had net capital of $163,581, which was $155,532 in excess of its required net capital of $8,049; and the Company's ratio of aggregate indebtedness ($120,735) to net capital was 0.74 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer.

Note 12: RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a no difference between the computation of net capital under net capital SEC rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 163,581
Adjustments:		
Total equity	$ 38,042	
Non-allowable assets	(38,042)	
Total adjustments		-
Net capital per audited statements		$ 163,581

First China Capital, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2007

Computation of net capital

Stockholders' equity		
Common stock	$ 330,435	
Accumulated deficit	(99,030)	
Total stockholders' equity		$ 269,447
Less: Non allowable assets		
Furniture, equipment and vehicles, net	(19,650)	
Receivable from officer	(83,700)	
Total adjustments		(103,350)
Net capital before haircuts		166,097
Less: Haircuts		
Haircuts on marketable securities	(2,227)	
Haircuts on certificate of deposits	(166)	
Haircuts on money markets	(56)	
Undue concentration	(67)	
Total adjustments		(2,516)
Net capital		163,581
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 8,049	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		8,049
Excess net capital		$ 155,532
Percentage of aggregate indebtedness to net capital	0.74:1	

There was no material difference in the net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2007. See Note 12.

See independent auditor's report.

First China Capital, Inc.
Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2007

A computation of reserve requirement is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2007

Information relating to possession or control requirements is not applicable to First China Capital, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See independent auditor's report.

First China Capital, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended December 31, 2007

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Board of Directors
First China Capital, Inc.:

In planning and performing our audit of the financial statements of First China Capital, Inc.(the Company), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

We Focus & Care℠

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
February 26, 2008

END